Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Shareholders, Board of Directors and Audit Committee
Hills Bancorporation
Hills, Iowa

We consent to the incorporation by reference in the registration statements (No. 333-736006, No. 33-2657, No. 333-182464 and No. 333-182465) on Form S-8 and No. 333-214840 on Form S-3D of Hills Bancorporation of our reports dated March 4, 2022, with respect to the consolidated balance sheets of Hills Bancorporation as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2021, which reports appear in the December 31, 2021, Annual Report on Form 10-K of Hills Bancorporation.

BKD, LLP

Springfield, Missouri
March 4, 2022